UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*




                               REVA MEDICAL, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)



                        Common Stock, $0.0001 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    76133E109
                  --------------------------------------------
                                 (CUSIP Number)


                                 December 31, 2015
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
  CUSIP No. 76133E109                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

          THE GOLDMAN SACHS GROUP, INC.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group

                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           Delaware

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               10,128,077.9*
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               10,128,077.9*

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person


           10,128,077.9*


------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)


           21.0 %


------------------------------------------------------------------------------
12.   Type of Reporting Person

           HC-CO

------------------------------------------------------------------------------

*Reflects (a) 4,375,000 shares of common stock (issued to Goldman Sachs International following its exercise on February 12, 2016 of an equivalent number of options, each exercisable for one share of common stock) and
(b) 5,753,077.9 shares of common stock issuable on the conversion of convertible notes (which has been determined by dividing the face value of the convertible notes translated into Australian dollars from US dollars at the exchange rate of A$1.00 to US$0.8691).

-----------------------
  CUSIP No. 76133E109                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

          GOLDMAN SACHS INTERNATIONAL

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group

                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           United Kingdom- England

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               10,128,077.9*
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               10,128,077.9*

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person


           10,128,077.9*


------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)


           21.0 %


------------------------------------------------------------------------------
12.   Type of Reporting Person

           FI

------------------------------------------------------------------------------

*Reflects (a) 4,375,000 shares of common stock (issued to Goldman Sachs International following its exercise on February 12, 2016 of an equivalent number of options, each exercisable for one share of common stock) and
(b) 5,753,077.9 shares of common stock issuable on the conversion of convertible notes (which has been determined by dividing the face value of the convertible notes translated into Australian dollars from US dollars at the exchange rate of A$1.00 to US$0.8691).

Item 1(a).         Name of Issuer:
                   REVA MEDICAL, INC.

Item 1(b).         Address of Issuer's Principal Executive Offices:
                   5751 Copley Drive
                   San Diego, CA 92111

Item 2(a).         Name of Persons Filing:

                   THE GOLDMAN SACHS GROUP, INC.
                   GOLDMAN SACHS INTERNATIONAL

Item 2(b).         Address of Principal Business Office or, if none, Residence:

                   The Goldman Sachs Group, Inc.
                   200 West Street
                   New York, NY 10282

                   Goldman Sachs International
                   PETERBOROUGH COURT
                   133 FLEET STREET
                   London, EC4A 2BB
		   United Kingdom

Item 2(c).         Citizenship:
                   THE GOLDMAN SACHS GROUP, INC. - Delaware
                   GOLDMAN SACHS INTERNATIONAL - United Kingdom - England

Item 2(d).         Title of Class of Securities:
                   Common Stock, $0.0001 par value per share

Item 2(e).         CUSIP Number:
                   76133E109

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

          (a).[_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

          (b).[_]  Bank as defined in Section 3(a)(6) of the Act
                   (15 U.S.C. 78c).

          (c).[_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d).[_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e).[_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

          (f).[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g).[X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
                              The Goldman Sachs Group, Inc.

          (h).[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i).[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);


          (j).[x]  A non-U.S.institution in accordance with
                     Rule 13d-1(b)(1)(ii)(J);
			      Goldman Sachs International

          (k).[_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

	   If filing as a non-US institution in accordance with Rule 13d-1(b)
           (1)(ii)(J), please specify the type of institution:
           Goldman Sachs International is a U.K.-registered broker-dealer and investment adviser.

Item 4.            Ownership.*

          (a).     Amount beneficially owned:
                   See the response(s) to Item 9 on the attached cover page(s).

          (b).     Percent of Class:
                   See the response(s)to Item 11 on the attached cover page(s).

          (c).     Number of shares as to which such person has:

                   (i). Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

                   (ii). Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

                   (iii). Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

                   (iv). Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.            Ownership of Five Percent or Less of a Class.
                             Not Applicable

Item 6.            Ownership of More than Five Percent on Behalf of Another
                   Person.

                   Clients of the Reporting Person(s) have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts. Clients known to have such right or power with respect to more than 5% of the class of securities to which this report relates are:
                   NONE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                             See Exhibit (99.2)

Item 8.            Identification and Classification of Members of the Group.
                             Not Applicable

Item 9.            Notice of Dissolution of Group.
                             Not Applicable

Item 10.           Certification.
                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                   I also certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Goldman Sachs International is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.


--------------------------


  *In accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned by certain operating units (collectively, the "Goldman Sachs Reporting Units") of The Goldman Sachs Group, Inc. and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion or both, or with respect to which there are limits on their voting or investment authority or both and
(ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 16, 2016

             THE GOLDMAN SACHS GROUP, INC.

             By:/s/  Leo  Herskovich
              ----------------------------------------
             Name:   Leo  Herskovich
             Title:  Attorney-in-fact


             GOLDMAN SACHS INTERNATIONAL

             By:/s/  Leo  Herskovich
              ----------------------------------------
             Name:   Leo  Herskovich
             Title:  Attorney-in-fact

                                INDEX TO EXHIBITS



Exhibit No.             Exhibit
-----------             -------
  99.1          Joint Filing Agreement
  99.2          Item 7 Information
  99.3          Power of Attorney, relating to
                THE GOLDMAN SACHS GROUP, INC.
  99.4          Power of Attorney, relating to
                GOLDMAN SACHS INTERNATIONAL

                                                                  EXHIBIT (99.1)

                                JOINT FILING AGREEMENT

    In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $0.0001 par value per share, of REVA MEDICAL, INC. and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date:  February 16, 2016

             THE GOLDMAN SACHS GROUP, INC.

             By:/s/  Leo  Herskovich
              ----------------------------------------
             Name:   Leo  Herskovich
             Title:  Attorney-in-fact


             GOLDMAN SACHS INTERNATIONAL

             By:/s/  Leo  Herskovich
              ----------------------------------------
             Name:   Leo  Herskovich
             Title:  Attorney-in-fact

                                                                  EXHIBIT (99.2)

                                ITEM 7 INFORMATION

    The securities being reported on by The Goldman Sachs Group, Inc.
("GS Group"), as a parent holding company, are owned, or may be deemed to be beneficially owned, by Goldman Sachs International ("Goldman Sachs"), a U.K.-registered broker-dealer and investment advisor. Goldman Sachs is a direct and indirect wholly-owned subsidiary of GS Group.

                                                                  EXHIBIT (99.3)

                                POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS that THE GOLDMAN SACHS GROUP, INC. (the "Company") does hereby make, constitute and appoint each of Dan Deluca, Jeremy Kahn and Brian Bae (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates. The Company has the unrestricted right to unilaterally revoke this Power of Attorney.

This Power of Attorney shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to rules of conflicts of law.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of November 27, 2012.


THE GOLDMAN SACHS GROUP, INC.


By: /s/ Gregory K. Palm
____________________________
Name: 	Gregory K. Palm
Title: 	Executive Vice President and
	    General Counsel


                   DESIGNATION OF ADDITIONAL ATTORNEY-IN-FACT

KNOW ALL PERSONS BY THESE PRESENTS that Jeremy Kahn, a duly appointed attorney-in-fact of THE GOLDMAN SACHS GROUP, INC. (the "Company"), pursuant tothat Power of Attorney dated November 27, 2012 (the "POA"), does hereby designate Veruna Stanescu, Lee Tryhorn and Leo Herskovich, employees of the Company, as additional attorneys-in-fact, with the same authority to act as provided to the undersigned and the other to the to the undersigned and the other attorneys-in-fact named in the POA.

This Designation of Additional Attorney-in-Fact (this "Designation") shall not affect the continued power of the undersigned or the other named attorneys-in-fact to act under the POA to the full extent permitted thereby. This Designation shall remain in full force and effect until either it or the POA is revoked in writing by the Company, or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of the Company or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of April 21, 2015.


THE GOLDMAN SACHS GROUP, INC.


By:   /s/ Jeremy Kahn
____________________________
Name: Jeremy Kahn
Title: Attorney-In-Fact

                                                                  EXHIBIT (99.4)

                                POWER OF ATTORNEY


WE, GOLDMAN SACHS INTERNATIONAL (the "Company") of Peterborough Court,
133 Fleet Street, London EC4A 2BB, hereby appoint each of Dan DeLuca,
Jeremy Kahn, Priya Iyer and Brian Bae, acting singly, to be our true and lawful attorney-in-fact, to execute and deliver in our name and on our behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, such documents to be in such form as such attorney-in-fact may approve on our behalf, such approval to be conclusively evidenced by the due execution thereof.

This Power of Attorney shall remain in full force and effect until the earlier of 3rd December 2017 or with respect to each attorney-in-fact, until such time as such attorney-in-fact ceases to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates, unless earlier revoked by written instrument. The Company has the unrestricted right unilaterally to revoke this Power of Attorney.

This Power of Attorney shall be governed by and construed in accordance with the laws of England and Wales.

EXECUTED AS A DEED and THE COMMON SEAL of GOLDMAN SACHS INTERNATIONAL was duly affixed and signed by either two Directors, two Managing Directors or a Director/Managing Director and a Secretary duly authorised by, and pursuant to, the resolution of the Board of Directors of Goldman Sachs International dated 29 March 2011, on this 10th day of December 2014.



  By:/s/ Charles Eve                       By:/s/ Eoghainn Calder
  ____________________________             ____________________________
  Name:	 Charles Eve			   Name:  Eoghainn Calder
  Title: Managing Director	           Title: Managing Director/ Secretary



                    DESIGNATION OF ADDITIONAL ATTORNEY-IN-FACT


KNOW ALL PERSONS BY THESE PRESENTS that Jeremy Kahn , a duly appointed attorney-in-fact of GOLDMAN SACHS INTERNATIONAL (the "Company"), pursuant to that Power of Attorney dated December 10, 2014 (the "POA"), does hereby designate Veruna Stanescu, Leo Herskovich, and Annie Hsu employees of the Company, as additional attorneys-in-fact, with the same authority to act as provided to the undersigned and the other attorneys-in-fact named in the POA.


This Designation of Additional Attorney-in-Fact (this "Designation") shall not affect the continued power of the undersigned or the other named attorneys-in-fact to act under the POA to the full extent permitted thereby. This Designation shall remain in full force and effect until either it or the POA is revoked in writing by the Company, or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of the Company or one of its affiliates.


IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of February 11, 2016.


GOLDMAN SACHS INTERNATIONAL


By: /s/   Jeremy Kahn
____________________________
Name:  Jeremy Kahn
Title:  Attorney-In-Fact